E X H I B I T   1 1

          STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS



Thousands of dollars and shares          1995       1994       1993

Net income (loss)                        $621      $(741)      $458

Weighted average shares of
 Common Stock outstanding              15,783     15,562     13,334

Shares of Common Stock issuable
 upon conversion of convertible
 Preferred Stock (2)                    6,929      1,673      1,378

Shares of Common Stock issuable
 upon exercise of employee
 stock options                            443

Total shares of Common Stock and
 Common Stock equivalents              23,155     17,235     14,712

Net income (loss) per share              $.03      $(.04)      $.03


(1)  Primary and fully diluted per share earnings (loss) are substantially the same for each year presented.

(2)  Common Stock issuable upon conversion of Preferred Stock was anti-dilutive for certain quarters in 1994.

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